Exhibit 99.1

Corporación América Airports S.A. Reports 1.8% YoY Increase in Total Passenger Traffic in April 2019

Passenger traffic up 6.8% YoY in Argentina and 2.1% in Italy, partially offset by declines in Brazil and Uruguay

LUXEMBOURG--(BUSINESS WIRE)--May 15, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 1.8% in April 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Apr'19	Apr'18	% Var.	YTD’19	YTD’18	% Var
Domestic Passengers (thousands)	3,725	3,462	7.6%	15,255	14,034	8.7%
International Passengers (thousands)	2,233	2,341	-4.6%	8,809	9,073	-2.9%
Transit Passengers (thousands)	633	668	-5.2%	2,954	3,010	-1.9%
Total Passengers (thousands)	6,590	6,471	1.8%	27,019	26,118	3.4%
Cargo Volume (thousand tons)	36.7	35.5	3.5%	141.5	134.0	5.6%
Total Aircraft Movements (thousands)	68.5	70.9	-3.4%	281.2	284.3	-1.1%

Passenger Traffic Overview

Total passenger traffic in April 2019 slowed to 1.8% YoY from 2.6% YoY last month. Growth of 6.8% in Argentina and 2.1% in Italy, further supported by growth across most other countries of operations, was partially offset by declines in Brazil and Uruguay. The Company faced easier comps in April as the Easter holidays this year fell in April, while in 2018 they fell in March.

In Argentina, total passenger traffic growth of 6.8% YoY, was mainly driven by an 18.1% growth in domestic passengers benefiting from the launch of several new routes and the addition of new airlines during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers. International passenger traffic fell 12.1% reflecting continued challenging macro conditions. During April, Flybondi continued to add new domestic routes connecting Neuquén Airport with Mendoza and Córdoba airports, Salta Airport with Córdoba and Rosario airports, and Tucumán Airport with Rosario Airport, further increasing connectivity in the country. In addition, low cost airline JetSmart begun domestic operations with routes from El Palomar Airport to Mendoza and Córdoba airports and from Salta Airport to Neuquén, Córdoba and Mendoza airports. Also in April, the remaining regional flights were migrated from Aeroparque to Ezeiza Airport, with the exception of flights to/from Montevideo and Punta del Este, in Uruguay.

In Italy, passenger traffic increased 2.1%, driven by growth of 6.0% at Florence Airport reflecting easier comps as last year traffic was impacted by Air France pilots’ strike. This month, traffic benefited from the Easter Holiday effect together with the good performance of TAP’s connecting flight to Lisbon and the additional flights to Madrid by Iberia. In addition, SAS airlines started operations at Florence airport, with a new connection to Copenhagen with three weekly flights. Also, Air Arabia Maroc started operations at Pisa airport, with a new route to Casablanca, Morocco.

In Brazil, passenger traffic declined 7.8%, impacted by cancellation of certain routes at several Brazilian airports by Avianca Brasil, and, to a lesser extent, a reduction in less profitable routes and frequencies by LATAM Airlines as it seeks to optimize operations at Brasilia Airport. By contrast, Gol airlines announced the addition of several frequencies over the coming months, in line with its strategy of expanding operations at Brasilia airport.

In Ecuador, passenger traffic increased 10.2%, with international passenger traffic at Guayaquil Airport up 5.8%, mainly attributed to the additional frequencies by COPA and Jet Blue, started earlier this year.

Cargo Volume and Aircraft Movements

Cargo volume increased 3.5% in April 2019, mainly as a result a 63.1% increase in Brazil, offset by a decline of 12.7% in Argentina, related to the continued challenging macroeconomic conditions.

Aircraft movements decreased 3.4% in April 2019, mainly as a result of a 15.9% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Apr'19	Apr'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,320	3,109	6.8%	14,280	13,356	6.9%
Italy	736	721	2.1%	2,156	2,119	1.8%
Brazil	1,474	1,599	-7.8%	6,443	6,565	-1.9%
Uruguay	176	181	-3.1%	818	866	-5.5%
Ecuador	392	382	2.7%	1,497	1,410	6.2%
Armenia	217	213	2.1%	796	737	8.0%
Peru	275	267	3.1%	1,028	1,066	-3.5%
TOTAL	6,590	6,471	1.8%	27,019	26,118	3.4%

Cargo Volume (tons)
Argentina	18,825	21,563	-12.7%	74,881	81,955	-8.6%
Italy	1,285	838	53.3%	4,365	3,495	24.9%
Brazil	8,639	5,297	63.1%	32,163	19,379	66.0%
Uruguay	2,547	2,397	6.3%	8,642	9,153	-5.6%
Ecuador	3,316	3,423	-3.1%	14,629	13,468	8.6%
Armenia	1,704	1,553	9.7%	5,262	5,028	4.7%
Peru	389	384	1.2%	1,579	1,549	2.0%
TOTAL	36,704	35,456	3.5%	141,522	134,027	5.6%

Aircraft Movements
Argentina	35,553	35,474	0.2%	151,443	148,899	1.7%
Italy	6,864	6,590	4.2%	21,016	20,475	2.6%
Brazil	12,714	15,118	-15.9%	53,465	59,868	-10.7%
Uruguay	2,375	2,615	-9.2%	11,712	13,563	-13.6%
Ecuador	6,834	6,640	2.9%	27,470	24,629	11.5%
Armenia	1,744	1,976	-11.7%	7,070	6,891	2.6%
Peru	2,383	2,474	-3.7%	9,029	9,941	-9.2%
TOTAL	68,467	70,887	-3.4%	281,205	284,266	-1.1%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411